					Exhibit 12.1
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the periods presented (amounts in thousands).

	Year ended December 31,
	2013	2014	2015	2016	2017
Earnings:
Earnings before income taxes	$238,876	$21,117	$187,942	$259,575	$446,417

add:
Fixed Charges	117,704	138,623	138,540	182,365	204,675

Adjusted Earnings	$356,580	$159,740	$326,482	$441,940	$651,092

Fixed Charges:
Interest Expense (includes capitalized interest)	93,605	105,816	92,258	140,056	130,080
Amortization of debt discount and expense	6,479	7,828	8,273	7,873	6,875
Estimate of interest within rental expense	23,292	32,496	41,538	42,769	73,657

Fixed Charges	$123,376	$146,140	$142,069	$190,698	$210,612

Ratio of Earnings to Fixed Charges (a)	2.8x	1.1x	2.3x	2.3x	3.1x

(a)
For purposes of determining the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and fixed charges (excluding interest capitalized during the period). Fixed charges consist of interest expense (including interest capitalized during the period), amortization of debt discount and deferred financing costs and the portion of rental expense that is representative of the interest factor in these rentals.